Gold Fields Limited Reg. No. 1968/004880/06) Incorporated in the Republic of South Africa) JSE, NYSE, DIFX Share Code: GFI ISIN Code:ZAE000018123 (“Gold Fields”, the “Company” or the “Group”) GOLD FIELDS PROVIDES AN UPDATE ON THE DAMANG MINING LEASE EXTENSION As previously disclosed in our 2024 Integrated Annual Report, Gold Fields (through its indirect subsidiary, Abosso Goldfields Limited) had applied for an extension of the Damang Main Mining Lease (the Lease Extension Application) in December 2024, the Company has subsequently however received notification from the Minerals Commission of Ghana that the application was rejected. Gold Fields has engaged extensively with the relevant authorities since receiving the rejection notice to confirm that its Lease Extension Application has fulfilled all the statutory requirements for such extension. The Government has instructed Gold Fields to cease operations and vacate the lease area by the 18th April on expiry of the lease. Gold Fields is therefore preparing to safely and responsibly cease operations and ensure the safety and security of our people and high-risk operations. The Company continues to seek ongoing engagement with the Government to secure the best outcome for all stakeholders. These developments at Damang do not affect operations at Tarkwa, which remain ongoing. Gold Fields will update the market of any material developments as this matter evolves. 14 April 2025 Sponsor: J.P. Morgan Equities South Africa (Pty) Ltd Investor and media enquiries: Thomas Mengel Tel: +27 11 562 9849 Mobile: +27 72 493 5170 Email: Thomas.Mengel@goldfields.com

Jongisa Magagula Tel: +27 11 562 9775 Mobile: +27 82 562 5288 Email: Jongisa.Magagula@goldfields.com About Gold Fields Gold Fields is a globally diversified gold producer with nine mines in Australia, South Africa, Ghana, Chile and Peru and one project in Canada. The Company has total attributable annual gold-equivalent production of 2.1Moz, proved and probable gold Mineral Reserves of 44.3Moz, measured and indicated gold Mineral Resources of 30.4Moz (excluding Mineral Reserves) and inferred Gold Mineral Resources of 11.6Moz (excluding Mineral Reserves). Our shares are listed on the Johannesburg Stock Exchange (JSE) and our American depositary shares trade on the New York Exchange (NYSE).